Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087-4779

April 16, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	James Giugliano Joel Parker

Re:	Cracker Barrel Old Country Store, Inc. (the “Registrant”)

Form 10-K for the Fiscal Year Ended July 28, 2023

Form 8-K Filed February 27, 2024

Response dated March 20, 2024

File No. 001-25225

Dear Mr. Giugliano and Mr. Parker:

We hereby submit the Registrant’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Registrant dated April 2, 2024 in connection with the Staff’s review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 28, 2023, the Registrant’s Current Report on Form 8-K filed February 27, 2024, and the Registrant’s response letter dated March 20, 2024. For your convenience, we have reproduced the Staff’s comment in bold preceding our response.

Form 8-K Filed February 27, 2024

Exhibit 99.1 – Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27, 2024 (the “Q2 Earnings Release”)

Adjusted Operating Income and Earnings Per Share, page 8

1.	We note in your response to prior comment 2 that GAAP requires recognition of the amortization expense of the asset resulting from the sale and leaseback transactions. The adjustment in question appears to have the effect of modifying the measurement and recognition principles of lease accounting for the amortization resulting from the sale and leaseback transactions. Accordingly, this adjustment appears inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please remove this adjustment from your non-GAAP measures or tell us why it is appropriate within the context of Question 100.04.

Response:

The Registrant acknowledges the Staff’s comment, and, after careful consideration, has determined in future filings not to present an adjustment within Adjusted Operating Income, Adjusted Net Income or Adjusted Earnings Per Share in respect of the non-cash amortization from the gains on the sale and leaseback transactions.

U.S. Securities and Exchange Commission

April 16, 2024

Based on consistent feedback from investors since the sale and leaseback transactions were undertaken, the Registrant continues to believe that it would be useful to present a non-GAAP measure that includes an adjustment for the non-cash amortization of the asset realized from the gains on the sale and leaseback transactions and other limited non-cash items that the Registrant believes are not reflective of its operating performance, such as the non-cash expenses related to shared-based compensation. The Registrant believes that it would be best to make the foregoing adjustments in its presentation of Adjusted EBITDA.

The Registrant believes that excluding these non-cash items as part of its presentation of Adjusted EBITDA, when taken together with the primary presentation of net income, operating income and earnings per share, in each case calculated in accordance with GAAP, will provide useful information to its investors regarding its operating performance. The Registrant anticipates that this modified presentation will be substantially similar to the reconciliation included in Appendix A, which has been illustratively amended for the Staff’s reference.

U.S. Securities and Exchange Commission

April 16, 2024

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (615) 235-4352 or Rich Wolfson, Senior Vice President and General Counsel, at (615) 235-4003.

Sincerely,

/s/ Craig Pommells
Craig Pommells
Senior Vice President and Chief Financial Officer

cc:	Brian T. Vaclavik, Vice President, Corporate Controller and Principal Accounting Officer
Richard M. Wolfson, Senior Vice President, General Counsel and Secretary

U.S. Securities and Exchange Commission

April 16, 2024

APPENDIX A

CRACKER BARREL OLD COUNTRY STORE, INC.

Reconciliation of GAAP-Basis Operating Results to Non-GAAP Operating Results

(Unaudited and in thousands)

EBITDA/Adjusted EBITDA

In the accompanying press release, the Company makes reference to its second quarter fiscal 2023 and fiscal 2024 EBITDA and adjusted EBITDA. The Company defines EBITDA as net income excluding depreciation and amortization, interest expense and tax expense. In regard to fiscal 2023, the Company further adjusts EBITDA to exclude expenses related to the non-cash amortization of the asset recognized from the gains on sale and leaseback transactions, share-based compensation, the proxy contest and settlement in connection with the Company’s 2022 annual meeting of shareholders and the related tax impacts. In regard to fiscal 2024, the Company further adjusts EBITDA to exclude expenses related to the non-cash amortization of the asset recognized from the gains on sale and leaseback transactions, share-based compensation, expenses related to the Company’s CEO transition, expenses associated with a strategic transformation initiative, a corporate restructuring charge, and an employee benefits policy change and the related tax impacts. The Company believes that presentation of EBITDA and adjusted EBITDA provides investors with an enhanced understanding of the Company's operating performance and debt leverage metrics and enhances comparability with the Company’s historical results, and that the presentation of this non-GAAP financial measure, when combined with the primary presentation of net income, is beneficial to an investor’s complete understanding of the Company’s operating performance. This information is not intended to be considered in isolation or as a substitute for net income prepared in accordance with GAAP.

	Second Quarter Ended January 26, 2024	Six Months Ended January 26, 2024
Net Income	$26,534	$31,990
(+) Depreciation & amortization	27,759	54,428
(+) Interest expense	5,067	10,005
(+) Tax expense (tax benefit)	(839)	180
EBITDA	$58,521	$96,603
Adjustments
(+) CEO transition expenses (1)	3,473	5,109
(+) Strategic transformation initiative expenses	3,815	4,956
(+) Corporate restructuring charge	0	1,643
(+) Amortization of asset recognized from gain on sale and leaseback transactions	3,184	6,368
(+) Share-based compensation (excludes amounts related to CEO transition)	1,893	3,288
(-) Employee benefits policy change	(5,284)	(5,284)
Adjusted EBITDA	$65,602	$112,683

	Second Quarter Ended January 27, 2023	Six Months Ended January 27, 2023
Net Income	$30,491	$47,620
(+) Depreciation & amortization	25,570	50,361
(+) Interest expense	4,408	7,940
(+) Tax expense	4,072	7,030
EBITDA	$64,541	$112,951
Adjustments
(+) Proxy contest and settlement expenses	0	3,198
(+) Amortization of asset recognized from gain on sale and leaseback transactions	3,184	6,368
(+) Share-based Compensation	2,689	5,111
Adjusted EBITDA	$70,414	$127,628

(1) Includes share-based compensation in the second quarter and six months ended of $2,738 and $2,965, respectively.